

September 20, 2011

<u>Via E-mail</u>
William R. Fitzgerald
Chairman, President and Chief Executive Officer
Ascent Capital Group, Inc.
12300 Liberty Boulevard
Englewood, CO 80112

> **Re: Ascent Capital Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 14, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 2, 2011**
> **File No. 001-34176**

Dear Mr. Fitzgerald:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2010</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Critical Accounting Policies</u>

<u>Valuation of Subscriber Accounts, page 39</u>

1. You disclose that subscriber accounts are viewed as a single pool. We also note the disclosure at page 17 of your Form 10-Q for June 30, 2011 that you analyze subscriber attrition by classifying accounts into annual pools based on the year of purchase.   Please expand the disclosure of your critical accounting policies to address whether you evaluate acquired accounts based on the year of purchase or origination of the contract for purposes of determining the appropriate amortization period and method. Also disclose

the initial term of the contracts and your experience with customer renewals. Discuss
how you use this information and any other significant estimates and assumptions
involved in determining the appropriate amortization method and period.

Notes to Financial Statements

Note 3. Summary of Significant Accounting Policies

Subscriber Accounts, page 51

2. Please refer to ASC 350-30-50-2 and revise to disclose the estimated aggregate
    amortization expense for each of the five succeeding fiscal years.

Revenue Recognition, page 53

3. We note that with the acquisition of Monitronics in December of 2010 and your recent
    dispositions, your primary business is now that of providing security alarm monitoring
    and related services to your customers. In this regard, please expand your revenue
    recognition policy to clearly describe all types of services you provide to your customers
    and disclose any renewal, cancellation, and refund provisions in your contracts and
    describe how these affect revenue recognition.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 25

Equity Incentive Compensation, page 29

4. We note your disclosure that your compensation committee "took into account a number
    of qualitative factors" in determining the equity incentive compensation awarded to
    Messrs. Fitzgerald, Niles and Orr and that the committee did not give a "specific weight
    to any single factor" in making such determination. Please expand your disclosure in
    future filings to describe these qualitative factors. See Item 402(b)(2)(vii) of Regulation
    S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Adams, Senior Staff Accountant, at (202) 551-3363 or Terry French, Legal Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Staff Attorney, at (202) 551-3286, Jessica Plowgian, Staff Attorney, at (202) 551-3367 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French

Larry Spirgel
Assistant Director